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Exhibit 99.1

SUPPLEMENTAL INFORMATION

CONCERNING THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE RECONVENED ON TUESDAY, JUNE 29, 2004 AND
ADJOURNED TO, AND RECONVENED ON, TUESDAY, JULY 6, 2004

IAMGOLD'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS TO BE VOTED ON AT THE RECONVENED MEETING OF
IAMGOLD SHAREHOLDERS TO BE HELD ON JULY 6, 2004

Any IAMGold Shareholder who previously deposited a valid proxy for use at the annual and special meeting of IAMGold Shareholders originally scheduled to be held on June 8, 2004, and who does not wish to change his or her voting instructions, need not take any further action.

        This is supplemental information to the joint management information circular dated April 30, 2004 (the "Circular") of IAMGold Corporation ("IAMGold") and Wheaton River Minerals Ltd. ("Wheaton") soliciting proxies in connection with, among other things, the approval of the issuance of common shares of IAMGold in connection with the proposed business combination of IAMGold and Wheaton, as more particularly described in the Circular.

VOTE ONLY WITH THE PINK IAMGOLD PROXY, NOT
WITH THE GREEN GOLDEN STAR PROXY

June 24, 2004

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

SUPPLEMENTAL INFORMATION IN RELATION TO
THE JOINT MANAGEMENT INFORMATION CIRCULAR

        This is supplemental information relating to the joint management information circular dated April 30, 2004 (the "Circular") of IAMGold Corporation ("IAMGold") and Wheaton River Minerals Ltd. ("Wheaton") furnished in connection with the solicitation by and on behalf of management and the directors of IAMGold to be used at the annual and special meeting of shareholders of IAMGold, originally scheduled to be held on June 8, 2004, adjourned until Tuesday, June 29, 2004 and to be further adjourned until 9:00 a.m. (Toronto time) on Tuesday, July 6, 2004. All capitalized words and terms not otherwise defined herein shall have the meanings ascribed to them in the Circular. IAMGold Shareholders are encouraged to read the Circular and this supplemental information carefully and in their entirety.

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and the Circular has been prepared in accordance with disclosure requirements applicable in Canada. IAMGold Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and proxy statements under the U.S. Exchange Act.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This supplemental information includes "forward-looking statements" within the meanings of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this supplemental information that address activities, events or developments that IAMGold expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's and Wheaton's businesses, operations, plans and other such matters are forward-looking statements. When used in this supplemental information, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this supplemental information about the anticipated impact the Combination may have on the combined operations of IAMGold and Wheaton, as well as the benefits expected to result from the Combination, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in Exhibits B and C to the Circular. Risks involving the combined company that may affect results of operations, earnings and expected benefits of the combination of the companies are discussed under "Risk Factors" in the Circular. Although IAMGold and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

INFORMATION CONCERNING THE MEETINGS

Time, Date and Place

  IAMGold

        The IAMGold Meeting will be reconvened on Tuesday, June 29, 2004 at 9:00 a.m. (Toronto time) at the Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, and adjourned to Tuesday, July 6, 2004 at 9:00 a.m. (Toronto time). The reconvened IAMGold Meeting on July 6, 2004 at 9:00 a.m. (Toronto time) will be held at the Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario.

  Wheaton

        The Wheaton Meeting will be reheld at the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, July 6, 2004 at 11:00 a.m. (Toronto time) for the purpose of conducting a further vote on the Arrangement Resolution.

Record Date

        IAMGold Shareholders of record at the close of business on April 28, 2004 are entitled to vote at the IAMGold Meeting.

Matters to be Considered at the IAMGold Meeting

        The IAMGold Meeting to be reconvened on June 29, 2004 will be adjourned to Tuesday, July 6, 2004.

        At the IAMGold Meeting reconvened on July 6, 2004, IAMGold Shareholders will be asked to consider and vote upon: (i) the Share Issue Resolution; (ii) the Amendment Resolution; (iii) the Share Incentive Plan Resolution; (iv) the By-Law Resolution; (v) the election of directors of IAMGold for the ensuing year (including the election of the current eight directors of Wheaton as directors of IAMGold conditional upon the completion of the Combination); (vi) the appointment of auditors of IAMGold for the ensuing year and the authorization of the directors to fix their remuneration; and (vii) such other matters as may properly come before the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote IN FAVOUR of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution at the IAMGold Meeting. See "The Combination — Recommendation of the IAMGold Board of Directors" in the Circular.

        It is a mutual condition of the completion of the Arrangement that the Share Issue Resolution be approved by the IAMGold Shareholders at the IAMGold Meeting.

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

RECENT DEVELOPMENTS

Wheaton Meeting

        On June 8, 2004, Wheaton conducted the Wheaton Meeting at which more than 79% of the Wheaton Shares represented at the Wheaton Meeting were voted in favour of the Arrangement Resolution. On June 11, 2004, Wheaton announced that it will hold a shareholders meeting on July 6, 2004 at which the Wheaton Shareholders will again consider and vote on the Arrangement Resolution. The Wheaton Board of Directors has unanimously recommended that the Wheaton Shareholders again vote in favour of the Arrangement Resolution.

Offer by Golden Star

        IAMGold Shareholders received an offer dated June 9, 2004 from Golden Star Resources Ltd. ("GSR") to purchase all of the IAMGold Shares on the basis of 1.15 common shares of GSR for each IAMGold Share (the "GSR Offer").

        On June 11, 2004, IAMGold announced that the IAMGold Board of Directors had appointed a special committee of directors who are independent of IAMGold management (the "Special Committee") to review the Combination and the GSR Offer and to make recommendations to the IAMGold Board of Directors.

        On June 22, 2004, after considering the terms of the GSR Offer, fairness opinions provided by RBC Dominion Securities Inc. and various other matters, the Special Committee unanimously recommended to the Board of Directors that the Board advise IAMGold Shareholders to reject the GSR Offer and not tender their IAMGold Shares to the GSR Offer.

        In a directors' circular dated June 24, 2004 (the "Directors' Circular"), the IAMGold Board of Directors unanimously recommended that IAMGold Shareholders REJECT the GSR Offer and NOT TENDER their IAMGold Shares to the GSR Offer. The full explanation of the reasons for the recommendation of the Special Committee and the IAMGold Board of Directors, and a copy of the fairness opinions provided by RBC Dominion Securities Inc., a member company of RBC Capital Markets, are contained in the Directors' Circular. The Directors' Circular accompanies this supplemental information and IAMGold Shareholders are encouraged to read the Directors' Circular carefully and in its entirety.

GENERAL PROXY INFORMATION

Solicitation of Proxies

        The information contained in the Circular and this supplemental information is furnished in connection with the solicitation by management and the directors of IAMGold of proxies to be used at the IAMGold Meeting to be reconvened on Tuesday, June 29, 2004 at 9:00 a.m. (Toronto time) at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, and to be adjourned to, and reconvened at, the Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario on Tuesday, July 6, 2004 at 9:00 a.m. (Toronto time), for the purposes set out in the IAMGold Notice of Meeting.

        It is expected that the solicitation of proxies for the IAMGold Meeting will be made primarily by mail, however, directors, officers and employees of IAMGold may also solicit proxies by telephone, telecopier, e-mail or in person in respect of the IAMGold Meeting. The solicitation of proxies for the IAMGold Meeting is being made by or on behalf of the management and directors of IAMGold and IAMGold will bear the costs of the solicitation of proxies for the IAMGold Meeting. IAMGold will also request banks, brokers and other intermediaries (each an "Intermediary") holding IAMGold Shares beneficially owned by others to send this supplemental information to, and obtain proxies from, the beneficial owners and will reimburse the Intermediaries for their reasonable expenses in so doing.

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

        In connection with the solicitation of proxies, IAMGold has retained Kingsdale Shareholder Services Inc. to solicit proxies from the IAMGold Shareholders at an agreed cost of Cdn.$150,000, plus disbursements.

        Any IAMGold Shareholder who previously deposited a valid proxy or voting instructions for use at the IAMGold Meeting and who does not wish to change his or her voting instructions need not take any further action, as proxies and voting instructions previously submitted in respect of the IAMGold Meeting will continue to be valid. Any IAMGold Shareholder who has not previously deposited a proxy or provided voting instructions, and any IAMGold Shareholder who has deposited a proxy or voting instructions and wishes to revoke that proxy or change his or her voting instructions, may obtain advice and assistance in connection therewith by contacting Kingsdale Shareholder Services Inc. at its toll free number: 1-866-749-5464.

Voting by Proxies

  Proxies Previously Deposited

        The blue form of proxy previously distributed with the Circular, if signed and delivered in accordance with the instructions provided in the Circular and the proxy, will be voted by the management representatives of IAMGold designated in accordance with the instructions of the IAMGold Shareholders as indicated on the blue proxy and, if the shareholder specified a choice with respect to any matter to be acted upon, the IAMGold Shares represented by such blue proxy will be voted accordingly.

  Registered IAMGold Shareholders

        Enclosed with this supplemental information is a PINK form of proxy to be used by registered IAMGold Shareholders who have not previously deposited a proxy or who have previously deposited a proxy (either a blue management proxy or a green GSR proxy) but who wish to change their voting instructions or to revoke a proxy previously delivered in connection with the IAMGold Meeting.

        In order to be valid in respect of the IAMGold Meeting to be reconvened and held on Tuesday, June 29, 2004 at 9:00 a.m. (Toronto time), a proxy must be received by the Secretary of IAMGold, c/o Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M1B 2Y4, no later than 5:00 p.m. (Toronto time) on Monday, June 28, 2004. In order to be valid in respect of the IAMGold Meeting to be reconvened and held on Tuesday, July 6, 2004 at 9:00 a.m. (Toronto time), a proxy must be received by the Secretary of IAMGold, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on Monday, July 5, 2004 or, in the event of a further adjournment or postponement of the IAMGold Meeting, no later than 5:00 p.m. on the day (excluding Saturdays and holidays) before the date of the adjourned or postponed IAMGold Meeting.

        The persons named in the enclosed PINK form of proxy are officers and/or directors of IAMGold. An IAMGold Shareholder may appoint a person (who need not be an IAMGold Shareholder) other than the persons already named in the enclosed PINK form of proxy to represent such IAMGold Shareholder at the IAMGold Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

        In order to be effective, a form of proxy must be executed by the registered IAMGold Shareholder exactly as his or her name appears on the register of shareholders of IAMGold. Additional execution instructions are set out in the notes to the proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to IAMGold Shareholders.

        The management representatives designated in the enclosed PINK form of proxy will vote the IAMGold Shares in respect of which they are appointed proxy in accordance with the instructions of the IAMGold Shareholder as indicated on the proxy and, if the IAMGold Shareholder specifies a choice with respect to any matter to be acted upon, the IAMGold Shares will be voted accordingly. In the absence of such direction, such

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

IAMGold Shares will be voted by the IAMGold representatives named in such form of proxy in favour of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution and will be voted by such representatives on all other matters which may come before the IAMGold Meeting in their discretion.

        The enclosed PINK form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the IAMGold Notice of Meeting and with respect to other matters which may properly come before the IAMGold Meeting, including with respect to the adjournment of the IAMGold Meeting to Tuesday July 6, 2004 at 9:00 a.m. (Toronto time). At the date of this supplemental information, IAMGold management does not know of any such amendment, variation or other matter. However, if any such amendment, variation or other matter which is not now known to IAMGold management should properly come before the IAMGold Meeting, the persons named in the enclosed PINK form of proxy will be authorized to vote the IAMGold Shares represented thereby in their discretion.

  Non-Registered IAMGold Shareholders

        The information set forth in this section is of significant importance to many IAMGold Shareholders, as a substantial number of IAMGold Shareholders hold their IAMGold Shares through Intermediaries and their nominees and not in their own name.

        IAMGold Shareholders who do not hold their IAMGold Shares in their own name (referred to in this section as "non-registered IAMGold Shareholders") should note that only proxies deposited by IAMGold Shareholders whose names appear on the records of IAMGold as the registered holders of the IAMGold Shares can be recognized and acted upon at the IAMGold Meeting. If IAMGold Shares are listed in an account statement provided to an IAMGold Shareholder by an Intermediary, then in almost all cases those IAMGold Shares will not be registered in the name of the IAMGold Shareholder on the records of IAMGold. Such IAMGold Shares will more likely be registered under the name of the IAMGold Shareholder's Intermediary or an agent of that Intermediary. IAMGold Shares held by Intermediaries or nominees of Intermediaries can only be voted (for or against any resolution or withheld from voting) upon the instructions of the non-registered IAMGold Shareholder. Without specific instructions, Intermediaries and their nominees are prohibited from voting shares for their clients.

        Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered IAMGold Shareholders in advance of shareholders meetings. Every broker and agent has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered IAMGold Shareholders in order to ensure that their IAMGold Shares are voted at the IAMGold Meeting. The voting instructions form or proxy supplied to a non-registered IAMGold Shareholder by or on behalf of the non-registered IAMGold Shareholder's Intermediary is limited to instructing the Intermediary how to vote on behalf of the non-registered IAMGold Shareholder. A non-registered IAMGold Shareholder receiving a voting instruction form or proxy from an Intermediary or an agent of an Intermediary cannot use that document to vote IAMGold Shares directly at the IAMGold Meeting. Instead, the voting instruction form or proxy must be returned pursuant to the instructions accompanying it well in advance of the deadline for the receipt of proxies in order to have such IAMGold Shares voted.

        Although non-registered IAMGold Shareholders may not be recognized directly at the IAMGold Meeting for the purpose of voting IAMGold Shares registered in the name of the Intermediary, a non-registered IAMGold Shareholder may attend at the IAMGold Meeting as proxyholder and vote the IAMGold Shares in that capacity.

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

        Non-registered IAMGold Shareholders who wish to attend the IAMGold Meeting and indirectly vote their IAMGold Shares as proxyholder for the registered IAMGold Shareholder should enter their own name in the blank space on the proxy provided to them and return such proxy to their Intermediary (or the agent of the Intermediary) in accordance with the instructions provided by such Intermediary, well in advance of the deadline for the receipt of proxies.

        Non-registered IAMGold Shareholders will receive instructions from their Intermediary on how to vote by mail or fax. It is important that your new voting instruction form or PINK form of proxy be received by your Intermediary or its agent sufficiently in advance of the proxy deadline previously described in this supplemental information to enable your Intermediary to provide voting instructions on your behalf before the proxy deadline.

Revocation of Proxies

        A registered IAMGold Shareholder who has submitted a proxy (either a management proxy or a green GSR proxy) may revoke it by: (a) completing and signing a valid proxy bearing a later date and returning it to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M1B 2Y4, no later than the proxy deadline previously described in this supplemental information; (b) depositing an instrument in writing signed by the registered IAMGold Shareholder or by an attorney authorized in writing or, if the registered IAMGold Shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of IAMGold (5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4) at any time up to and including the last business day preceding the day of the applicable IAMGold Meeting, or (ii) with the Chairman of the IAMGold Meeting prior to the commencement of the applicable IAMGold Meeting on the day of the applicable IAMGold Meeting; (c) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered IAMGold Shareholder or the attorney, as the case may be; or (d) in any other manner permitted by law.

        A non-registered IAMGold Shareholder who has submitted a proxy (either a management proxy or a green GSR proxy) and who wishes to revoke it may do so by giving written notice to the Intermediary through which the IAMGold Shareholder's IAMGold Shares are held in accordance with the instructions given by such Intermediary or should contact the Intermediary through which the IAMGold Shareholder's IAMGold Shares are held for directions respecting the revocation of such proxy.

        Non-registered IAMGold Shareholders are advised that, after 5:00 p.m. (Toronto time) on Monday, June 28, 2004, for the purpose of the IAMGold Meeting to be reconvened and adjourned on Tuesday, June 29, 2004, and after 5:00 p.m. (Toronto time) on Monday, July 5, 2004, for the purpose of the IAMGold Meeting to be reconvened on Tuesday, July 6, 2004, new proxies by non-registered IAMGold Shareholders may not be submitted and existing proxies deposited by non-registered IAMGold Shareholders may not be changed. After the applicable time, non-registered IAMGold Shareholders may, however, revoke their proxies by following the steps required by the Intermediary through which their IAMGold Shares are held. Non-registered IAMGold Shareholders who wish to revoke their proxies in these circumstances are urged to contact their Intermediary for directions respecting the revocation of proxies.

Queries and Inquiries

        If an IAMGold Shareholder has any questions or requires assistance with the deposit or revocation of proxies or voting instruction forms, please contact Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

If you have any questions, or require any assistance in voting your shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271

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SUPPLEMENTAL INFORMATION IN RELATION TO THE JOINT MANAGEMENT INFORMATION CIRCULAR
NOTICE TO UNITED STATES SHAREHOLDERS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION CONCERNING THE MEETINGS
RECENT DEVELOPMENTS
GENERAL PROXY INFORMATION